To:         Employees of The Reader’s Digest Association, Inc.

From:  Harvey Golub

Date:        December 10, 2006

I’ve asked Eric to forward this memo to all Reader’s Digest employees to introduce Ripplewood, explain why we decided to buy the company and outline some of our near-term plans.

As indicated in the Reader’s Digest November 16 press release, the transaction is expected to close in the first quarter of 2007. Until the closing actually occurs, what we at Ripplewood can do with RDA is fairly limited: we can become more familiar with RDA’s people, plans and opportunities, and we can explain some of our thinking about the company, but we cannot get involved in actually running the company or making operating decisions.

Let me tell you about Ripplewood. Our firm is a manager of private investment funds and we make direct investments in industries and in companies that we believe provide opportunities for growth and expansion. The foundation of our approach is to enhance the value of the businesses we acquire through a combination of strategic, operational and financial actions. As we are a team of only 20 professionals, we work closely with industrial partners and support the operating management of our portfolio companies to accomplish business objectives. To date, Ripplewood has managed over $10 billion of capital in numerous industries, including: direct marketing, supplemental education, consumer products, branded products, industrial products, consumer electronics, financial services and technology. Our overall approach is business-like; we seek to grow our companies, making them bigger and better as opposed to simply taking them apart through financial engineering. Clearly, when it is required, we supplement management, undertake any necessary reorganization and refocus the companies’ activities.

We believe we can help grow the Reader’s Digest business, especially given our strategic interest and portfolio investments in the consumer publishing and direct marketing industries. Our commitment is to make a long-term investment in the company. We think the strength and knowledge base of the Ripplewood team, combined with people at Reader’s Digest will enhance the future prospects of the business, particularly with respect to supporting current initiatives around branding, distribution, global expansion and product development.

Ripplewood Holdings L.L.C.,
One Rockefeller Plaza, 32nd Floor
New York, NY 10020

Reader’s Digest has a very talented and experienced workforce. We also recognize that it is a unique, world-class business with global brand recognition, an expansive international footprint, direct marketing expertise, and content that has broad consumer appeal that can be translated across various media platforms and utilize various distribution channels. These are some of the important reasons we bought the company. We believe, however, that the business has significant opportunities to further leverage its strategic assets and strengths. Consequently, we look forward to working together to enhance Readers Digest’s current assets, support growth initiatives and position the company to benefit from the convergence of print and digital media.

Concurrent with acquiring the Reader’s Digest Association, we plan to merge Time Life and WRC Media, two of our smaller portfolio companies, into RDA. We believe this combination will produce an even stronger, global media business with well-recognized brands having similar characteristics and selling channels and provide increased economies of scale.

As you read in the announcement circulated by Eric Schrier, we have been working on this acquisition with Mary Berner, former CEO of Fairchild Publications. We plan to appoint Mary as the company’s President and CEO upon completion of the transaction. Mary has had extensive, relevant experience and proven track records of building great businesses and developing people, and we are excited to have her to lead the team. I’m certain that you will be impressed with Mary’s knowledge and abilities as you get to know her. And, as you may know, I expect to become chairman of the Board.

On a personal note, I want to tell you how much I’ve enjoyed getting to know Eric. He has helped immensely and been a joy to work with. Throughout, he has represented superbly the business, shareowners and employees of the company.

Over the next couple of months, upon consultation with Reader’s Digest management and its current Board, we will look for further opportunities for you to learn more about Ripplewood and Mary as well as the positive aspects of being a private company. We look forward to becoming part of the family, meeting team members across the globe, learning more about your operations and working together to grow this great business.

On behalf of the entire Ripplewood team, please accept my good wishes for happy holidays and best regards.

Ripplewood Holdings L.L.C.,
One Rockefeller Plaza, 32nd Floor
New York, NY 10020